Exhibit 99.1

NEWS RELEASE

Toronto, February 21, 2024

Triple Flag Delivers Strong Q4 and Full Year 2023 Results; Long-Term GEOs Outlook Driven by Growth at Northparkes

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the fourth quarter and full year of 2023 and declared a dividend of US$0.0525 per common share to be paid on March 15, 2024. All amounts are expressed in US dollars unless otherwise indicated.

“Our team and our operating partners delivered on an impressive set of milestones this past year. The portfolio achieved the seventh consecutive annual GEOs record for Triple Flag and a compound annual growth rate in GEOs of more than 20% since 2017, while delivering on our GEOs sales guidance for 2023. Looking ahead, we are well positioned to continue delivering sector-leading organic growth over the near-to-medium term, and beyond. At our multi-decade Northparkes asset, the processing of higher gold grades from the E31 and E31N open pits is on track to drive GEOs sales growth in 2024, while our extensive pipeline of growth projects including Hope Bay, Eskay Creek and Koné continued to advance down the development path. Given their technical expertise and long-life asset strategy, Triple Flag is also pleased to welcome Evolution Mining (“Evolution”) as our new partner at Northparkes, which shares a backyard in New South Wales with their impressive Cowal operation,” commented Shaun Usmar, CEO.

“I am proud of the business that the Triple Flag team has built over the past eight years. Our strong organic growth profile, sustainable and meaningful dividend, peer-leading insider ownership, as well as more than $660 million in liquidity for sensible external growth opportunities should continue to drive stakeholder value in the year to come.”

Q4 2023 and Full Year 2023 Financial Highlights

	Q4 2023	Q4 2022	FY 2023	FY 2022
Revenue	$51.7 million	$43.9 million	$204.0 million	$151.9 million
Gold Equivalent Ounces (“GEOs”)[1]	26,243	25,428	105,087	84,571
Operating Cash Flow	$37.6 million	$36.7 million	$154.1 million	$118.4 million
Net Earnings (per share)	$9.8 million ($0.05)	$15.5 million ($0.10)	$36.3 million ($0.18)	$55.1 million ($0.35)
Adjusted Net Earnings[2] (per share)	$17.8 million ($0.09)	$17.4 million ($0.11)	$66.3 million ($0.33)	$61.0 million ($0.39)
Adjusted EBITDA[3]	$41.0 million	$33.8 million	$158.5 million	$118.5 million
Asset Margin[4]	91%	91%	90%	91%

1

GEOs Sold by Commodity, Revenue by Commodity, and Financial Highlights Summary Table

($ thousands except GEOs, Asset Margin and per	Three Months Ended December 31		Year Ended December 31
share numbers)	2023	2022	2023	2022
GEOs1
Gold	14,997	11,199	61,251	44,786
Silver	9,883	12,684	38,983	34,052
Other	1,363	1,545	4,853	5,733
Total	26,243	25,428	105,087	84,571

Revenue
Gold	29,568	19,328	119,041	80,533
Silver	19,484	21,892	75,554	61,051
Other	2,687	2,666	9,429	10,301
Total	51,739	43,886	204,024	151,885
Net Earnings	9,755	15,460	36,282	55,086
Net Earnings per Share	0.05	0.10	0.18	0.35
Adjusted Net Earnings[2]	17,754	17,429	66,267	61,012
Adjusted Net Earnings per Share[2]	0.09	0.11	0.33	0.39
Operating Cash Flow	37,644	36,721	154,138	118,376
Operating Cash Flow per Share	0.19	0.24	0.77	0.76
Adjusted EBITDA[3]	41,017	33,848	158,541	118,503
Asset Margin4	91%	91%	90%	91%

Corporate Updates

•	Quarterly Dividend Maintained: Triple Flag’s Board of Directors declared a quarterly dividend of US$0.0525 per common share that will be paid on March 15, 2024, to shareholders of record at the close of business on March 4, 2024.

•	Normal Course Issuer Bid Renewed: Triple Flag renewed its normal course issuer bid (“NCIB”) during the fourth quarter of 2023 in accordance with a balanced and disciplined capital allocation strategy focused on balance sheet management, returns to shareholders and accretive growth opportunities. During the period starting from November 15, 2023, to November 14, 2024, Triple Flag is authorized to purchase up to 10,078,488 of its common shares (representing 5% of the Company’s issued and outstanding common shares at the time of the NCIB renewal).

•	Acquisition of Johnson Camp Mine Royalty: On November 30, 2023, the Company entered into an agreement for the acquisition of a 1.5% gross revenue royalty (“GRR”) on future production from Excelsior Mining’s Johnson Camp Mine (“JCM”) in Arizona, United States for total cash consideration of $5.5 million. Nuton LLC, a Rio Tinto venture, is currently evaluating JCM in partnership with Excelsior under a two-stage work program on the potential use of its copper heap leaching technologies for primary sulphide mineralization. JCM is within the coverage area of Triple Flag’s separate copper stream on the flagship Gunnison property. Excelsior remains committed to the development of both Gunnison and JCM. According to the operator, leaching tests have begun at JCM using NutonTM technologies under Stage 1 of the current work program. Under a 2023 PEA, JCM is currently designed to produce 492 million pounds of copper over a 20-year mine life based on conventional open pit mining.

2

2024 Guidance

In 2024, we expect attributable royalty revenue and stream sales of 105,000 to 115,000 GEOs.

2024 guidance is based on public forecasts and other disclosure by the owners and operators of our assets and our assessment thereof. Key assumptions that drive the achievement of guidance includes:

•	Northparkes – Production from the higher gold grade E31 and E31N open pits. Mining, stockpiling and processing of E31 and E31N began in the second half of 2023, which should drive GEOs sales growth starting in 2024. Notably, December 2023 saw the mill process the largest quantity of ore from the E31 open pits to date. Due to the expected sequencing of mining and processing activities, we anticipate the GEOs contribution in 2024 from Northparkes to be significantly higher than levels experienced in the prior year, and to be slightly higher in the second half of the year compared to the first half.

•	Pumpkin Hollow and Gunnison – We have not assumed any GEOs sales from these assets in 2024.

The final deliveries from our Renard stream were 965 GEOs in the fourth quarter of 2023. This, together with the anticipated sequencing of mining and processing activities from our operators, is expected to result in lower GEOs sales in the first quarter of 2024 compared to the prior quarter.

2024 Guidance[1]
GEOs Sales[3]	105,000 to 115,000 GEOs
Depletion	$70 million to $80 million
General Administration Costs	$23 million to $24 million
Australian Cash Tax Rate[2]	~25%

1	Assumed commodity prices of $1,900/oz gold and $21.00/oz silver.

2	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests, specifically Fosterville, Beta Hunt, Stawell, Dargues and Henty.

3	Refer to Endnote 1

Long-Term GEOs Sales Outlook

Triple Flag’s long-term GEOs sales outlook builds on the sector-leading growth achieved since our inception, with a compound annual growth rate of more than 20% since 2017.

GEOs sales over the five-year period from 2025 to 2029 are expected to average more than 140,000 GEOs per year, a significant increase over current levels driven by the following anticipated increases:

•	Northparkes – In the short term, increased deliveries due to higher gold production from the E31 and E31N open pits as described above. In the medium to long term, the start of underground mining from the higher gold grade E22 cave. Upon commencement, E22 is expected to contribute to similarly higher GEOs contributions from Northparkes as are expected through at least 2024 due to the sequencing and processing of the higher gold grade E31 and E31N open pits. A feasibility study for the E22 underground orebody is expected to be completed in the second quarter of 2024 by Evolution, which will assess the development option of a sub-level cave compared to a block cave. Decline development from surface is expected to commence in the third quarter of 2024.

•	Pumpkin Hollow and Gunnison (including JCM) – Starting in 2025, the ramp-up of operations at Pumpkin Hollow and Gunnison (including JCM).

•	Development and exploration stage assets – In the medium to long term, deliveries from Hope Bay (Agnico Eagle), South Railroad (Orla Mining), DeLamar (Integra Resources), Tamarack (Talon Metals), Koné (Montage Gold), Prieska (Orion Minerals), Eskay Creek (Skeena Resources), Gemfield (Centerra Gold’s Goldfield project) and McCoy-Cove (i80 Gold).

3

The majority of the GEOs sales expected over the five-year outlook is derived from mines that are currently in production and supported by Mineral Reserve and Mineral Resource estimates. Above and beyond the current five-year outlook, exists further optionality associated with exploration-stage projects that may be advanced to production during the period. Our five-year outlook is based on a metal price assumption of $1,850/oz Au, $22/oz Ag and $4.00/lb Cu.

Q4 2023 Portfolio Updates

Australia:

•	Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q4 2023 were 3,339 GEOs. On December 18th, 2023, Evolution announced the completion of the acquisition of an 80% interest in Northparkes from CMOC located in New South Wales, Australia. Triple Flag is pleased to welcome Evolution as a partner, particularly given their significant in-country expertise in large-scale, underground caving operations from the Ernest Henry mine, and their impressive value creation demonstrated at the Cowal mine. The Cowal open pit and underground mine is also located in New South Wales, which Evolution acquired from Barrick Gold in 2015. Driven by an investment in exploration, Evolution successfully extended Cowal’s mine life by more than 15 years at an approximately 30% higher production rate compared to the time of acquisition.

•	Beta Hunt (3.25% gold GRR and 1.5% NSR gold royalty): Royalties from Beta Hunt in Q4 2023 equated to 1,260 GEOs. Karora continues to advance development of a second decline at Beta Hunt to increase mine capacity to 2 million tonnes per annum, which remains on track for completion by the end of 2024. Three vent raises have now been completed, with primary fans to be installed by the end of the first half of 2024 to accommodate the planned increase in mining fleet.

Demonstrating the significant mine life extension potential of Beta Hunt, Karora reported an 18% increase in gold ounces in the Measured and Indicated (“M&I”) Mineral Resource category (inclusive of reserves) to 1.6 million ounces in Q4 2023, with an increase in grade of 8%. Similarly, gold Proven and Probable (“P&P”) Reserves were increased by 7% to 573 thousand ounces at an 8% higher grade. Multiple drills continue to turn at the operation to test for further resource expansion, with all zones open along strike and down plunge.

•	Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q4 2023 equated to 902 GEOs. In February 2024, Agnico Eagle released an updated three-year gold outlook. The operator now expects Fosterville to produce between 200,000 to 220,000 ounces in 2024, 140,000 to 160,000 ounces in 2025 and 140,000 to 160,000 ounces in 2026. Longer-term, work is ongoing to evaluate the potential to optimize mining and milling activities to ensure that Fosterville remains a sustainable producer of 175,000 to 200,000 ounces of gold annually. Preliminary results of this evaluation are expected in the second half of 2024.

Year-over-year, mineral reserves at Fosterville remained stable at approximately 1.7 million ounces grading 6.1 g/t Au. Agnico Eagle expects to spend $22.6 million in exploration drilling at Lower Phoenix, Robbins Hill and Harrier totaling over 75,000 metres in 2024.

Latin America:

•	Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q4 2023 were 6,619 GEOs. As expected and previously disclosed, deliveries from Cerro Lindo continued to improve sequentially from 4,054 GEOs in Q2 2023 and 5,477 GEOs in Q3 2023 following the rainfall-related shutdown in mid-March due to Cyclone Yaku, which had temporarily restricted access to higher-grade zones in the second quarter. Typically, deliveries under the Cerro Lindo stream lag production by four months.

4

•	Camino Rojo (2.0% NSR gold royalty on oxides): Royalties from Camino Rojo in Q4 2023 equated to 680 GEOs. Orla Mining Ltd. (“Orla”) announced that Camino Rojo produced a record 34,484 ounces of gold during the fourth quarter and 121,877 ounces of gold for the full year 2023, exceeding the increased production guidance range of 110,000 to 120,000 ounces. Orla also announced that gold production from Camino Rojo is expected to be maintained at 110,000 to 120,000 ounces in 2024.

•	Buriticá (100% silver stream, fixed ratio to gold): Sales from Buriticá in Q4 2023 were 1,373 GEOs. Throughout the fourth quarter of 2023, Buriticá was able to maintain steady operations, however due to the ongoing presence of illegal miners, certain areas of the mine were avoided as a precautionary measure. The mine site continues to engage closely with the surrounding community on illegal mining and is supported by the National Army and National Police. As previously disclosed, exploration targeting mine life extensions recently drove growth in gold mineral resources by approximately 700 koz in the measured and indicated category and by approximately 570 koz in the inferred category, after mining depletion.

•	Cerro Blanco (1.0% NSR gold royalty): Subsequent to quarter-end, Bluestone Resources Inc. announced that Guatemala’s Ministry of Environment and Natural Resources approved the environmental permit amendment for the Cerro Blanco gold project to change the mining method from the existing permitted underground development to surface mining development. A strategic review remains ongoing to evaluate potential strategic alternatives to further advance Cerro Blanco.

North America:

•	Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q4 2023 equated to 675 GEOs. Based on an outlook released in January 2024, annual gold production at Young-Davidson is expected to remain consistent at 180,000 to 195,000 ounces from 2024 to 2026. As of December 31, 2023, Alamos estimates a mine life of approximately 15 years for Young-Davidson based on current underground mining rates. Notably, Young-Davidson has maintained at least a 13-year Mineral Reserve life since 2011 reflecting ongoing exploration success. Alamos expects to spend $12 million on exploration at Young-Davidson in 2024, up from $8 million in 2023. The deposit remains open at depth and to the west.

•	Florida Canyon (3.0% NSR gold royalty): Royalties from Florida Canyon in Q4 2023 equated to 567 GEOs. The open pit, heap leach asset produced 71,161 ounces of gold in 2023, far exceeding the guidance range of 55,000 to 65,000 ounces. Looking ahead, Argonaut expects to complete a PEA by the end of 2024 that will review the development of a potential sulphide operation at Florida Canyon.

•	Hope Bay (1.0% NSR gold royalty): Exploration drilling in 2023 totaled more than 125,000 metres, focused on the Madrid and Doris deposits. Inferred resources at Hope Bay have now increased to 2.1 million ounces at 5.41 g/t Au (from 1.95 million ounces at 5.49 g/t Au previously), mainly from the Patch 7 zone of Madrid. In 2024, Agnico Eagle expects to spend $22 million on exploration drilling for 50,000 metres with a continuing focus on Madrid and Doris, including testing the gap between Suluk and Patch 7 at Madrid. Recent exploration results are expected to support a larger production scenario at Hope Bay. Agnico Eagle expects to report results from an internal technical evaluation in 2025.

•	Goldfield (5.0% NSR gold royalty on the Gemfield deposit): Subsequent to quarter-end, Centerra Gold reported that over 49 km of drilling was completed at the Goldfield project in 2023, which is located in Nevada, USA. The operator remains focused on the oxide and transitional material at Goldfield. Subject to successful exploration and metallurgical work, an initial resource is expected to be released by the end of 2024.

5

•	DeLamar (2.5% NSR gold and silver royalty, partial coverage): During Q4 2023, Integra Resources Corp. submitted the draft Mine Plan of Operations (“MPO”) to the U.S. Bureau of Land Management for the DeLamar and Florida Mountain deposits (“DeLamar”). The MPO is the culmination of over three years of environmental baseline studies, initial engineering design, and detailed description of mining and reclamation activities proposed for the DeLamar heap leach project. Next steps for DeLamar in 2024 include the completion of a feasibility study and the commencement of the Draft Environmental Impact Statement process.

•	Eskay Creek (0.5% NSR gold and silver royalty): During the quarter, Skeena Resources Limited announced the results of a Definitive Feasibility Study for Eskay Creek. Highlights include an increase in the Mineral Reserve estimate and an extended mine life to 12 years, updated capital costs to reflect a plan that is executable, technically proven and significantly de-risked following an additional year of engineering and studies. Pre-production mining is also being accelerated to create a larger ore stockpile at startup, de-risking initial production and improving the ability to blend for optimal concentrates. According to Skeena, first gold pour is expected in 2026 with total life of mine AuEq production of approximately 3.9 million ounces.

•	Buffalo Valley (3.0% NSR gold royalty and 0.5% NSR gold royalty): Subsequent to quarter-end, SSR Mining released an inaugural resource for the Buffalo Valley satellite deposit of the Marigold run-of-mine heap leach operation in Nevada, USA. Indicated resources total 0.27 million ounces at 0.57 g/t Au and inferred resources total 0.15 million ounces at 0.51 g/t Au. The current proven and probable reserve grade at Marigold is 0.47 g/t Au. According to SSR Mining, technical work is ongoing to potentially expand Marigold’s proven and probable reserves of 2.98 million ounces to include Buffalo Valley. The deposit may host potential for longer-term standalone processing infrastructure and shorter haulage distances. SSR Mining expects to spend $9 million on exploration and resource development at the Marigold complex in 2024. Historical gold production from 1989 to 1991 at Buffalo Valley totaled 50,000 ounces.

Rest of World:

•	RBPlat (70% gold stream): Sales from RBPlat in Q4 2023 were 1,674 GEOs. On December 20th, 2023, Implats reported that all employees who were engaged in a two-day illegal underground protest at the mine, without the support of the representative union, have exited the underground workings and returned safely to surface. The Impala management team noted that any operational impact to the fourth quarter of 2023 was mitigated as the mill remained operational with sufficient stockpiles to process.

•	ATO (25% gold stream and 50% silver stream): Sales from the ATO streams in Q4 2023 were 1,609 GEOs. Subsequent to quarter-end, Steppe Gold Ltd. announced that it has entered into a turnkey engineering, procurement and construction contract (the “EPC Contract”) for the Phase 2 mine and mill expansion at ATO. The EPC contract is fully funded by the previously announced $150 million project finance package. Construction of the flotation plant for Phase 2 is expected to commence in the second quarter of 2024, with a new crushing circuit anticipated to be operating later this year. First concentrate production under Phase 2 is expected by 2026.

Separately, Steppe Gold announced a merger with Boroo Gold LLC in January 2024, which would establish Steppe as the largest gold producer in Mongolia, providing further financial strength, asset diversification and scale.

6

•	Koné (2.0% NSR gold royalty): Subsequent to quarter-end, Montage Gold Corp. announced the results of the Updated Definitive Feasibility Study for the Koné gold project, which now incorporates ore from the higher-grade Gbongogo Main satellite deposit. The Updated Definitive Feasibility Study is based on three open-pit gold deposits feeding a central gold processing facility. Koné is designed to produce an average of 223,000 ounces of gold per year over the initial mine life of 16 years. Final permits and approvals for Koné are expected in Q3 2024, with construction anticipated to commence thereafter.

•	Prieska (0.8% GRR and 84% gold and silver stream, fixed ratio): Trial mining at Prieska commenced during Q4 2023 with the first blast completed in November. Mine development subsequently reached the 105 level orebody in January 2024. Metallurgical test work is ongoing, focusing on ore from the initial phases of the proposed mining operation at Prieska. Next steps include dewatering the underground mine in Q2 2024, as well as the completion of an updated feasibility study by mid-2024 upon the conclusion of trial mining.

Conference Call Details

Triple Flag has scheduled an investor conference call at 9:00 a.m. ET (6:00 a.m. PT) on Thursday, February 22, 2024, to discuss the results reported in today’s earnings announcement. The conference call will be broadcast live via a webcast and can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for two weeks following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/512901222

Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984

Replay (Until March 7):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984

7

About Triple Flag

Triple Flag is a pure play, precious-metals-focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 235 assets, including 15 streams and 220 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 203 development and exploration stage projects, and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Qualified Person

James Dendle, Senior Vice President, Corporate Development for Triple Flag and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

8

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the Company’s annual and five-year guidance, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests, strengths, characteristics, the conduct of the conference call to discuss the financial results for the fourth quarter of 2023, and our assessments of, and expectations for, future periods (including, but not limited to, the long-term sales outlook for GEOs). In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the fourth quarter and full year of 2023 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

9

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information:

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

10

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS Accounting Standards measure:

	2023
($ thousands, except average gold price and GEOs					Year ended
information)	Q4	Q3	Q2	Q1	December 31
Revenue	51,739	49,425	52,591	50,269
Average gold price per ounce	1,971	1,928	1,976	1,890
GEOs	26,243	25,629	26,616	26,599	105,087

	2022
($ thousands, except average gold price and GEOs					Year ended
information)	Q4	Q3	Q2	Q1	December 31
Revenue	43,886	33,754	36,490	37,755
Average gold price per ounce	1,726	1,729	1,871	1,877
GEOs	25,428	19,523	19,507	20,113	84,571

11

Endnote 2: Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

•	impairment charges and write-downs, including expected credit losses;

•	gain/loss on sale or disposition of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments and prepaid gold interests;

•	non-recurring charges; and

•	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

12

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended		Year ended
	December 31		December 31
($thousands, except share and per share information)	2023	2022	2023	2022
Net earnings	$9,755	$15,460	$36,282	$55,086
Impairment charges[1]	—	3,600	27,107	3,600
Expected credit losses[2]	8,749	—	9,723	—
Loss (gain) on disposal of mineral interests[3]	—	—	1,000	(2,099)
Foreign currency translation losses	(57)	63	218	352
(Increase) decrease in fair value of investments and prepaid gold interests	434	(733)	(1,467)	4,066
Income tax effect	(1,127)	(961)	(6,596)	7
Adjusted net earnings	$17,754	$17,429	$66,267	$61,012
Weighted average shares outstanding – basic	201,517,879	155,793,370	199,327,784	155,950,659
Net earnings per share	$0.05	$0.10	$0.18	$0.35
Adjusted net earnings per share	$0.09	$0.11	$0.33	$0.39

1.	Impairment charges for the year ended December 31, 2023, relate to the impairment of the Renard stream and receivables and the Beaufor royalty. Impairment charges for the prior year relate to the impairment of the Beaufor royalty.

2.	Expected credit losses for the three months and year ended December 31, 2023, primarily relate to expected credit loss provision for loan receivables.

3.	Loss on disposal of mineral interests for the year ended December 31, 2023, represent the loss on the Eastern Borosi NSR due to a buyback exercised by Calibre. Gain on disposal of mineral interests in the prior year relates to a gain on the Talon Royalty Buydown.

13

Endnote 3: Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense;

•	finance costs, net;

•	depletion and amortization;

•	impairment charges and write-downs, including expected credit losses;

•	gain/loss on sale or disposition of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments and prepaid gold interests;

•	non-cash cost of sales related to prepaid gold interests; and

•	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, non-cash cost of sales related to prepaid gold interests and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

14

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended		Year ended
	December 31		December 31
($thousands)	2023	2022	2023	2022
Net earnings	$9,755	$15,460	$36,282	$55,086
Finance costs, net	1,005	172	4,122	1,413
Income tax (recovery) expense	647	(247)	107	4,789
Depletion and amortization	16,721	14,697	65,477	50,460
Impairment charges[1]	—	3,600	27,107	3,600
Expected credit losses[2]	8,749	—	9,723	—
Loss (gain) on disposal of mineral interests[3]	—	—	1,000	(2,099)
Non-cash cost of sales related to prepaid gold interests	3,763	836	15,972	836
Foreign currency translation loss	(57)	63	218	352
(Increase) decrease in fair value of investments and prepaid gold interests	434	(733)	(1,467)	4,066
Adjusted EBITDA	$41,017	$33,848	$158,541	$118,503

1.	Impairment charges for the year ended December 31, 2023, relate to the impairment of the Renard stream and receivables and the Beaufor royalty. Impairment charges for the prior year relate to the impairment of the Beaufor royalty.

2.	Expected credit losses for the three months and year ended December 31, 2023, primarily relate to expected credit loss provision for loan receivables.

3.	Loss on disposal of mineral interests for the year ended December 31, 2023, represent the loss on the Eastern Borosi NSR due to a buyback exercised by Calibre. Gain on disposal of mineral interests in the prior year relates to a gain on the Talon Royalty Buydown.

15

Endnote 4: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Year ended
($thousands except Gross profit margin and Asset	December 31		December 31
margin)	2023	2022	2023	2022
Revenue	$51,739	$43,886	$204,024	$151,885
Cost of sales	25,292	19,428	101,948	64,881
Gross profit	26,447	24,458	102,076	87,004
Gross profit margin	51%	56%	50%	57%
Gross profit	$26,447	$24,458	$102,076	$87,004
Add: Depletion	16,629	14,604	65,108	50,085
Add: Non-cash cost of sales related to prepaid gold interests	3,763	836	15,972	836
	46,839	39,898	183,156	137,925
Revenue	51,739	43,886	204,024	151,885
Asset margin	91%	91%	90%	91%

Endnote 5: Information Sources

In all cases, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Buritica: Information extracted from a technical report provided entitled, “Internal Technical Report on the Buritica Gold-Silver Project, Antioquia, Colombia” dated February 2023 and prepared for Zijin-Continental Gold Limited Seccursal Colombia. Mineral Resources are inclusive of Mineral Reserves.

Mineral Resource Statement for HVM Buritica Project ZCGL Colombia as of December 31, 2022

Category	Volume (km3)	Tonnage (Mt)	Au (g/t)	Ag (g/t)	Au (t)	Au (Moz)	Ag (t)	Ag (Moz)
Measured	2,736	8.21	10.18	33.94	83.5	2.69	278.6	8.96
Indicated	5,244	15.73	7.55	27.86	118.8	3.82	438.3	14.09
Measured + Indicated	7,890	23.94	8.45	29.95	202.3	6.50	716.9	23.05
Inferred	6,597	19.79	6.34	23.22	125.5	4.04	459.5	14.77

Notes:

1.	Mineral resources are reported for 1m minimum thickness (1m MHW), a cut-off grade of EqAu 2.50 g/t considering an underground extraction. Cut-off grades are based on an Au metal price of US$1,700/oz and US$21/oz Ag.

2.	LPM domains are not included in the grade-tonnage tabulation.

16

Mineral Resource Statement for LPM Buritica Project ZCGL Colombia as of December 31, 2022

Category	Volume (km3)	Tonnage (Mt)	Au (g/t)	Ag (g/t)	Au (t)	Au (Moz)	Ag (t)	Ag (Moz)
Measured	2,773	8.18	3.35	9.26	27.4	0.88	75.8	2.44
Indicated	168	0.49	2.84	7.96	1.4	0.05	3.9	0.13
Measured + Indicated	2,941	8.68	3.32	9.19	28.8	0.93	79.7	2.56
Inferred	313	0.92	3.03	8.11	2.8	0.09	7.5	0.24

Notes:

1.	Mineral resources are reported at a cut-off grade of EqAu 1.90 g/t considering an underground extraction. Cut-off grades are based on an Au metal price of US$1,700/oz and US$21/oz Ag.

2.	1m-Diluted HVM domains are subtracted of LPM models before Grade-Tonnage tabulations of the LPMs domains.

17